Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK OF LIQUIDMETAL TECHNOLOGIES, INC.

References to “we,” “us” and “our” refer to Liquidmetal Technologies, Inc.

The following is a summary of the rights and preferences of our capital stock and preferred stock, related provisions of our certificate of incorporation and bylaws, and certain applicable provisions of Delaware law. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. The following description is qualified by reference to our certificate of incorporation and our bylaws, which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 1,100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 9, 2021, we had 914,449,957 shares of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Under our certificate of incorporation, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. No redemption or sinking fund provisions apply to our common stock. Holders of our common stock do not have the right of cumulative voting in elections of directors, which means that holders of a majority of the outstanding shares of our common stock can elect all of the directors standing for election at any annual meeting of stockholders.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series.

Our board of directors is able to issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock.

Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions

The following is a summary of certain provisions of the Delaware General Corporation Law (the “DGCL”), and our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Number of Directors; Vacancies

Our certificate of incorporation provides that the number of directors on our board of directors is to be fixed exclusively pursuant to resolution adopted by our board of directors. The exact number of members on our board of directors is to be determined from time to time by resolution of a majority of our full board of directors.

Pursuant to our certificate of incorporation, each director is to serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation further provides that, generally, vacancies or newly created directorships in our board of directors may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that special meetings of stockholders will be able to be called only by (i) the Chairman of our board of directors or (ii) our Secretary at the written request of a majority of the number of directors that we would have were there no vacancies on our board of directors.

Action by Stockholders Without a Meeting

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Stockholder Proposals and Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our bylaws also provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee;

•

a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose the business or nominate the person or persons specified in the notice, as applicable; and

•

whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal or nominate such nominee or nominees.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include the name, age, business address, residence address and occupation of the nominee proposed by the stockholder and the signed consent of the nominee to serve as a director on our board of directors if so elected. The candidate may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Supermajority provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws do not contain any such requirements.

Delaware Anti-Takeover Statute

Section 203 of the DGCL, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting stock.

Limitations on Liability and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our certificate of incorporation provides for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation includes such a provision.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock trades on The OTCQB under the symbol “LQMT.”